New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL & ELECTRONIC MAIL
stephen.ranalow@arthurcox.com; board.directors@mnk.com; jane.m.leamy@usdoj.gov; info@odce.ie;
marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie; ian_drennan@odce.ie;

October 14, 2021

Mr. Stephen Ranalow
Arthur Cox LLP
Ten Earlsfort Terrace
Dublin 2
D02 T380
Ireland

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
Mr. David Carlucci, Former Director

Attn: Office of the Whistleblower
ENF-CPU (U.S. Securities & Exchange Commission)
14420 Albemarle Point Place, Suite 102
Chantilly, VA 20151-1750

Attn:  Ms. Jane M. Leamy
Office of the United States Trustee
U.S. Department of Justice
844 King Street, Suite 2207
Wilmington, DE  19801

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:   September 17, 2021, Response Letter - "Mallinckrodt Plc. and The Buxton Helmsley Group, Inc."

Mr. Ranalow:

This letter is being sent to you, with firm address to the Mallinckrodt Plc. (the "Company") (former, dismissed) board of directors (the "Dismissed Board") as well, in response to your September 17, 2021, response letter to The Buxton Helmsley Group Inc.'s ("BHG") September 14, 2021, letter (made public in BHG's 13D filing processed by the U.S. Securities and Exchange Commission (the "Commission") on September 15, 2021).  It is ever clear your sense of guilt in response to the allegations made by BHG, given that you took the time to respond, and ever so emptily and untruthfully; your letter wreaks of culpability.  By the end of this response letter, the public (being this letter is being sent in open form as part of another 13D filing) will very much understand that it is not BHG with such a misunderstanding of Irish law, but one of the top law firms in Ireland (and its lawyers), assisting their clients in evasion of law through giving corrupted lip service, to dishonorably ensure the continuance of multimillion dollar checks from the Company for legal fees to be paid to Arthur Cox.  BHG will engage in no action during U.S. proceedings (this letter serves to put you on mere notice during those proceedings, to prove how willful the Company's illegal conduct was/is once you reach Ireland).  The sheer nerve of this Company wishing to brazenly air out their lies, illegal conduct, and absolute disrespects of Irish law (as a result of your creative use of a foreign court), in an Irish court, is simply remarkable, and I do not say that positively.  I do not think the Irish will take well to such a mockery of the purpose and intention of Irish company law (and accordingly expected ethical conduct), just because it has headquarters in America; this Company is not entitled to incorporate in Ireland for the tax breaks and disregard the obligations and regulations they committed to at the time of incorporation.  The most serious violations of Irish law have already been validated by BHG's Irish counsel, who will be appearing before the Irish High Court, should this Company attempt voluntary application for entry into Irish examinership proceedings, in further, willful violation of your obligations under the Companies Act of 2014 (the "Companies Act"), § 1111, and the Company's Articles of Association, § 91 (as detailed below).  Sweepingly and emptily saying BHG's pointed out violations of this Company have no merit, especially when you refuse to respond with any support to such rejection of the allegations (because you have no justification), and hoping the issues go away, is not going to end well for this Company's board and management, with their individual violation of the Companies Act § 1111, alone, carrying imprisonment, as it is.  As we will cover later, your September 17, 2021, response letters' comments surrounding this Company's directors' violation of the Companies Act § 1111, just dug their hole even deeper, and - in fact - more senior partners at your own law firm do not even agree with you.

Let's first start with your violation of Irish law that took place (and continues to take place) before you even entered chapter 11 proceedings.  You, very simply, entered chapter 11 proceedings, unlawfully, in violation of the Companies Act § 1111, by failing to hold the (under that statute) statutorily required obligation of an extraordinary general meeting of Mallinckrodt Plc. shareholders, upon it being "known" to "a director" that "net assets had breached below half of paid-up share capital", for the purpose of coming up with a plan "to deal with the situation" that was derived from the constituency that would be present at that extraordinary general meeting; your shareholders.

The Companies Act, § 1111 (titled "obligation to convene extraordinary general meeting in event of serious loss of capital"), very clearly states:

(1) Where the net assets of a PLC are half or less of the amount of the PLC's called-up share capital, the directors of the PLC shall, not later than 28 days after the earliest day on which that fact is known to a director of the PLC (the "relevant day"), duly convene an extraordinary general meeting of the PLC.

(2) That extraordinary general meeting shall be convened-

(a) for the purpose of considering whether any, and if so what, measures should be taken to deal with the situation; and

(b) for a date not later than 56 days after the relevant day.

(3) If there is a failure to convene an extraordinary general meeting of a PLC as required by subsections (1) and (2), each of the directors of the PLC who-

(a) knowingly and intentionally authorises or permits that failure, or

(b) after the expiry of the period during which that meeting should have been convened, knowingly and intentionally authorises or permits that failure to continue,

shall be guilty of a category 3 offence.

(4) Nothing in this section shall be taken as authorising the consideration, at an extraordinary general meeting convened in pursuance of this section, of any matter which could not have been considered at that meeting apart from this section.1

Directly your words, Mr. Ranalow: "We refer BHG, in particular, to the audited financial statements of the Company for the fiscal year ended 25 December, 2020, and in particular to the Company's balance sheet set out therein, which clearly demonstrates that the test under section 1111 has not been met".  Your defense to not holding the statutorily required extraordinary general meeting under the Companies Act, § 1111, is because this Company and its auditors are publishing financial statements certifying the existence of $12.03/share in net assets (stated "shareholder's equity"), while you continue to claim that net assets belonging to shareholders are "hopelessly" nonexistent in the United States Bankruptcy Court?  It sounds like you need to take the most basic finance course if you do not understand that "hopeless insolvency" (as this Company is claiming) means that net assets just as "hopelessly" do not exist.  So, while you claim that BHG was misleading investors by referencing the net assets on the balance sheet for a reliable measure (and sued them for doing so), you are now going to refer investors (as you did BHG, in your September 17, 2021, letter) to the balance sheet for a reliable measure of net assets (i.e., "shareholder's equity", after subtraction of any "probable" liabilities, pursuant to FASB ASC topic 450-20-25-2)?  So, are you now misleading for referring BHG to the balance sheet that was supposedly misleading for BHG to be referring investors to before?  You can rely on the stated net assets on the balance sheet, but shareholders cannot?  This Company is ensnared in such a tangled web of fraud related to statements of financials that you cannot even keep a story straight.  Do you, or do you not have net assets for shareholders, very simply?  Answer a question, straight and simply.  Multiple statements of financials is fraud (which you, Mr. Ranalow, are perpetrating that fraud, on behalf of the Company).  If you want to claim that the stated "shareholder's equity" on the balance sheet is a reliable figure, then your claims all thus far of "hopeless insolvency" (there is no difference between a verbal and written statement of financials) were entirely fraudulent representations to the United States Bankruptcy Court.  Thank you for now privately admitting to BHG that this Company's claims of being "hopelessly insolvent" before the United States Bankruptcy Court were entirely false and fraudulent.  Not even your auditors believe your "hopelessly" existent liabilities are even "probable" enough to be accrued and recognized in the accounting records of the Company.

Funny enough, Mr. Ranalow, one of your senior partners at Arthur Cox, Dr. Thomas B. Courtney, who advised the Irish government on its development of the Companies Act of 2014, as so astutely noted on his Arthur Cox website biography, wrote and edited one of the leading legal textbooks on Irish company law (covering far beyond the Companies Act itself), which includes a very firm explanation of the statutory obligation of Irish directors under the Companies Act § 1111.

 Directly from Courtney's "The Law of Companies (Fourth Edition)":

________________________________________
1 Companies Act of 2014, § 1111:  http://www.irishstatutebook.ie/eli/2014/act/38/section/1111/enacted/en/html#sec509

"the obligation is an ongoing one that arises whenever a director knows that the net assets are half or less of the PLC's share capital - it is not dependent on the annual financial statements demonstrating that fact, and it is not necessary, and it is not necessary to wait for them to confirm it … It is arguable that knowledge by the directors that there is a serious loss of capital is a subjective requirement, and that a director's knowledge or belief that contradictory circumstances exist (e.g. where a director knows that the value of non-current assets is understated in a draft balance sheet) the obligation should not apply."2

So, not even your senior partner at Arthur Cox, responsible for the development of the Companies Act, agrees with you on your bogus statement that the balance sheet needs to match the claimed fact supposedly "known" by this Company's directors and management that net assets have (again, supposedly) breached below half of paid-up share capital.  You are destroying your credibility when you contradict the own opinion of senior partners at your firm far more qualified to speak on the topic than you are.  You are not doing this Company's directors a service when you are setting them up for up to 6 months of imprisonment and fines.  Very simply, Arthur Cox directly agrees with BHG that this Company, in fact, submitted to jurisdiction of the United States on illegal pretenses, in violation of the Companies Act § 1111.

The reason why this Company's board of directors did not hold that statutorily-required extraordinary general meeting to get support of its voting members (the shareholders) "to deal with the situation" was because they knew that shareholders would never support a plan to submit to jurisdiction of the United States, so that you could spend ~$40mm/month in legal fees on a plan that capriciously threw in the towel on contingent liabilities that you (nor your auditors) did not regard as even "probable" enough (pursuant to FASB ASC topic 450-20-25-2) to be on the balance sheet, falsely labelling them as "hopelessly true", so that you could equitize every bit of debt possible at the expense of those for which are harmed by such capricious equitization (without their authorization to execute such a voluntary act), and only for the benefit of management to exit a reorganization with a lighter balance sheet at the expense of those involuntarily impaired creditors and shareholders.  That is not upholding your fiduciary duty to shareholders or creditors that you are attempting to impair, so cut the load of bologna that you are upholding your fiduciary duties to even creditors.  Your most basic fiduciary duties are to only execute the voluntary acts that are authorized by your shareholders (and, if you question whether or not they would approve of such a resolution, you hold a vote of the ultimate voting constituency, your shareholders, pursuant to the Articles of Association § 91) and following the law.  At the statutorily required, defaulted-on Companies Act § 1111, extraordinary general meeting required to be held for shareholders to decide on a plan "and if so what, measures should be taken to deal with the situation", shareholders had the right to decide which voluntary plan would be executed by directors (as "service" providers, even according to the Articles of Association § 82), on behalf of the shareholders - they do not have the right to obstruct the "interests of the Company" demonstrated at a shareholder meeting, in violation of the Companies Act § 212, at any time.  Directors are mere "service" providers (again, see Articles of Association § 82), not dictators that can override their constituency when they believe they have superior judgement - that is not a democracy, and a dictatorship, no matter whether those "service" providers believe their way of thinking is right or not.  Such a move would be equivalent to a United States president ending any further democratic votes, on a position that he believed he knew a better plan forward for the nation than any possible future leader.  If those "service" providers were unwilling to execute the demonstrated "interests of the Company" (via a shareholder vote, which is the only way to quantitatively resolve the interests of the Company), as part of the extraordinary general meeting under the Companies Act § 1111, as the "service" provider they are to the Company's shareholders, they had the option to either voluntarily resign to allow for new "service" providers (directors) to the shareholders to assume the liability of executing that chosen path forward (that quantitatively defined "interests of the Company"), or else - if they refused to resign - allow the democratic course of process of a shareholder meeting for shareholders, holding a vote to remove and replace directors, to quantitatively, concretely affirm that the new path forward was in the "interests of the Company".  In the meantime, until that shareholder vote was had, to concretely determine that any such plans proposed by the directors did not "may conflict with the interests of the Company", by a resolution to be voted on, describing that alternative (to the directors' initial) path forward proposed by shareholders, or allowing for voting on a resolution to make present director modifications (dismissing/replacing one or more directors from office), directors executing any voluntary plans for which were opposed at that Companies Act § 1111 meeting more than "may conflict with the interests of the Company", which would require their recusal, as directors, from self-voting (without a full poll of the ultimate voting constituency) to authorize/execute their proposed, opposed, initially set forward proposal of plans "to deal with the situation" at that extraordinary general meeting, statutorily required pursuant to the Companies Act § 1111.  Any other course of events would be a deviation from the "interests of the Company" (which, if questioned at all as to whether a resolution would conflict with those "interests", would require a vote of the ultimate, foundational voting constituency - the shareholders), in violation of their fiduciary duty as a "service" provider executing the only the authorized, voluntary plans of their voting constituency, and oppression of shareholder interests in violation of the Companies Act § 212.  Any deviation of those "service" providers (directors) acting on behalf of the shareholders that hired those "service" providers, entrusted with the fiduciary duty of only voluntarily executing those actions/plans that are assured not to "may conflict with the interests" of their voting constituency, or otherwise requiring a poll of their voting constituency if they even think that their contemplated actions/plans "may conflict with the interests of the Company" or "in which he has, directly or indirectly, an interest which is material" even possibly, are a violation of their fiduciary duties, very simply, and especially when it is statutorily required that they receive shareholder input and backing of plans at such a time.  Without majority support of any such proposed resolution, those "service" providers, executing only the authorized on behalf of the voting constituency representing the "interests of the Company", may not carry it forward against the will of those that concretely, quantitatively demonstrate the "interests of the Company"; the shareholders.  You have not upheld a fiduciary duty to any party except those who are prejudicially the beneficiaries of your creditor preference violations, which is violation of your fiduciary duties to all other parties you owe an equal fiduciary duty to.  Your senior partner, Mr. Courtney, also wrote about this very topic of the fiduciary duties of directors at a time of insolvency:

________________________________________
2 The Law of Companies (Fourth Edition), Thomas B. Courtney [31.206].

Directly from Courtney's "The Law of Companies" (Fourth Edition):

"Where the directors of a company become aware that it is insolvent, there is authority for the following propositions:

(i) The directors have a duty to have regard to the interests of creditors;
(ii) The directors have a duty to put the company into creditors' voluntary liquidation;
(iii) The directors have a duty to preserve the company's assets so that they can be applied pro tanto in discharge of its liabilities; and
(iv) The directors have a duty not to make payments directly or indirectly to themselves to the detriment of the general and independent creditors."

Yet again, Mr. Ranalow, you contradict the senior partner at your law firm when you claim that this Company's directors are upholding their fiduciary duties, when he was the backbone for the conduct at Irish companies that the Companies Act was/is intended to ensure.  Point-by-point, in line with Mr. Courtney's ordered points:

(i) "The directors have a duty to have regard to the interests of creditors".  This Company's directors have a duty to regard the interests of creditors, not mere claimants with such an improbable claim that the auditors of this Company do not even accrue their claims and recognize them in the accounting records of the Company.  "Regard the interests of creditors" also does not mean take a dictatorial role, oppressing/coercing your shareholders in violation of the Companies Act § 212.  When you put the interests of creditors "probable" enough to be on the balance sheet (such as the holders of the 2023 notes you want to extinguish) behind the interests of mere claimants, with a claim not even "probable" enough to be accrued in the accounting records of the Company (to the extent of capriciously extrapolating their liabilities into the "trillions"), you are violating your fiduciary duties to creditors and all "probable" enough economic interests to be listed on your balance sheet.  Further, it says "have regard to the interests of creditors".  That does not say you have the right to abandon shareholder interests and put claims not even "probable" enough to be recognized in the accounting records of the Company ahead of the economic interests of those shareholders for whom you have a cemented, absolute fiduciary duty to.  You do not owe a fiduciary duty to claimants when your own auditors do not even believe the claims to be valid enough to be "probable" enough to be accrued in the accounting records, very simply, and you are violating your fiduciary duties when you give such "improbable" claims such inappropriate preference before those whom you have an absolute fiduciary duty to.  It is not hard for one to conclude that your suspicious preference of mere claimants not even "probable" enough to be accrued in the accounting records of the Company, given they are attached to criminal allegations, are a de facto hush money payment to fend off criminal investigations of acts under the oversight and ultimate culpability of this Company's present directors and management.  That is not the point of the United States bankruptcy code (using the bankruptcy process as a litigation tactic is not even permissible, let alone using it as a tactic to avoid criminal charges).  Shareholders have the right to investigate those allegations, and recover those Company damages from those responsible for such criminal conduct, if it is true.

(ii) "The directors have a duty to put the company into creditors' voluntary liquidation".  This defaulted-on duty goes together with your long-defaulted on obligation under the Companies Act § 1111.  The minute it was "known" to "a director" that net assets had supposedly breached below half of paid-up share capital, directors of the Company had a fiduciary duty to immediately uphold your statutory obligation under the Companies Act § 1111, to swiftly come up with a voluntary plan of the Company, with the input and backing of those who have the ultimate incentive for maximizing value throughout the entirety of the capital structure; your shareholders.  Yet, you did not uphold that duty.  You, instead, decided you would violate the Companies Act § 1111, begin developing and negotiating a plan behind the backs of your shareholders, that was never authorized by shareholders, submit the Company (again, without authorization from shareholders) to the jurisdiction of a foreign Company, freeze them out of their own Company, strip them of their rights, bar them from reporting your violations to the High Court of Ireland without expensive litigation to fight for the ability to seek Irish High Court intervention, and otherwise.  Your illegal conduct and acts of bad faith to perpetrate are disgraceful.  Rather than develop a plan that would properly take into account the interests of all stakeholders (without giving mere claimants, with not even "probable" liabilities to the Company, an incorrect fiduciary duty), with shareholder input to ensure an absolute incentive for exploring all possibilities to know, without a doubt, that value was being unequivocally maximized throughout the entirety of the capital structure at such a time of great attention being needed to coming up with such a plan, you wished to violate the law numerous times over, and commit numerous counts of fraud (far beyond electoral fraud, with other instances detailed later) to perpetrate your plan.  Had you held that statutorily required extraordinary general meeting, it would have prevented the numerous strategic alternatives which were failed to be explored by this board (which directors would have explored, had they been financially impacted by any of their decisions, had they been holding the required amount of common stock, per the ongoing ownership "requirement" of directors, pursuant to the compensation plan), at the expense of all stakeholders being impaired (far beyond shareholders).  Had you held that statutorily required extraordinary general meeting, shareholders, however, shareholders would have fired you on the spot if you began with a plan that involved prejudicially wiping out creditors "probable" enough to be accrued and recognized in the accounting records of the Company, while giving billions to mere claimants that were not even "probable" enough liabilities to be recognized in accounting records, and at the ultimate expense of those whom started and funded this Company, elected you into office, and whom you have an absolute fiduciary duty to ahead of "improbable" mere claimants; your shareholders.  You knew that you would have been fired on the spot, just as shareholders exercised their rights to at the August 13, 2021, annual general meeting, as fraudulent as it was, and for which you still infringe on the admitted right of shareholders to call an extraordinary general meeting to "nominate" and "replace" dismissed directors with "successors" "elected" by shareholders.

(iii) "The directors have a duty to preserve the company's assets so that they can be applied pro tanto in discharge of its liabilities".  This might, just possibly (much sarcasm), include directors, while they are negotiating a "plan to deal with" the situation behind the backs of their shareholders (in violation of the Companies Act § 1111), with it being "known" to them that they were insolvent enough to need to come up with such a plan, while, before declaring insolvency, out of mere self-interest, having terminated all director and officer equity compensation (a clear point at which directors did not even see equity being worth anything if they were paid in the form of equity for their services), begin pillaging the Company of its hard assets (cash), with an all-cash compensation plan, over the months leading up to them pulling the rug out from under their stakeholders, again, in a direct breach of fiduciary duty to preserve the Company's assets, and in stark evasion of their statutory obligations under the Companies Act § 1111.

(iv) "The directors have a duty not to make payments directly or indirectly to themselves to the detriment of the general and independent creditors".  Going hand in handcuffs (for the directors) with the last stated duty of shareholders, you further pillaged the pot of hard assets at a time of clearly knowing equity was not worthy anything (to the point that you refused to even be paid in the form of it), "mak[ing] payments directly to [directors] to the detriment of the general and independent creditors", both as part of the mentioned all-cash compensation plan instituted in April 2020, and also via your "bonuses" just before pulling the rug out from under all stakeholders, announced as approved via the 8-K filing of the Company on September 8, 2020  (even noting it was because of an impending, undisclosed chapter 11 filing, which demonstrates absolute guilt you knew why you were taking the assets, ahead of declaring the knowledge of insolvency that you knew for months before, and evaded the Companies Act § 1111, as part of such knowledge).3

________________________________________
3 8-K filing announcing "bonuses" to directors just one month prior to filing for chapter 11 protection:  https://www.sec.gov/ix?doc=/Archives/edgar/data/1567892/000156789220000054/mnk-20200901.htm

So, when you, Mr. Ranalow, claim that this Company's directors are upholding their fiduciary duties, these directors are not upholding even one of the duties that were explicitly outlined by your senior partner, Dr. Thomas B. Courtney.  And they are not even following the law, in the midst of their unlawful authorization of chapter 11 plans alone, in violation of the Companies Act § 1111.  Such corrupt lip service on your part, Mr. Ranalow, preposterously claiming this Company's directors' actions are because of their commitment to their fiduciary duties (much sarcasm), is self-destruction of your credibility and perceived personal integrity.  The entire point of the Companies Act § 212, is to provide the power and a tool to those with the ultimate incentive for maximizing value across a Company's structure (the shareholders), to replace directors in light of such failures, misconduct, and violations of the law on the part of a company's directors.  When even your senior partner at Arthur Cox is of the position that you are in violation of the Companies Act § 1111, and you are not even in compliance with one (not even one, out of four) of the fiduciary duties of directors at a time of claimed insolvency such as now (though, again, you just admitted net assets exist, now directing BHG to reference the balance sheet you sued us for referencing before), you do not get to say "it is untenable and unreasonable to continue to maintain an argument that the directors are in breach of their duties by simply acting in accordance with the law."  You are not acting in accordance with the law, in violation of multiple laws, and are not fulfilling any of your fiduciary duties to even creditors, let alone your obligations to shareholders.

Now let's cover the preposterous argument where you say you think it is "noteworthy" that BHG has not returned to the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") to force this Company's Dismissed Board's hand of acting in compliance with Irish law, as you privately admit guilt in such violations of Irish law through private letters.  If shareholders need to babysit their fiduciaries to keep them on the straight and narrow, and they refuse to do so at their own free will, that is the exact time when shareholders, as a normal course of democracy, will naturally wish to replace them, and is the exact reason why all directors of the Company were voted out at the August 13, 2021, annual general meeting (though, you still infringe on our admitted shareholder rights to "replace" the skeleton board with "successors" "elected" by the shareholders).  Regarding the shareholder injunction, BHG thinks it is noteworthy (much sarcasm) that:

  While you claim the shareholder injunction only exists because of BHG's actions, you sought to obtain a restraining order enforceable against any possible shareholder under the sun holding Mallinckrodt Plc. common stock ("any person or entity", prejudicially labeled, at the discretion of the Company's directors, as "acting in concert", whether "directly or indirectly", which threatens - very literally - anyone and everyone).  If your motive was only surrounding the conduct of BHG, then why did you demand a restraining order to be enforceable across your entire shareholder base?  You sound ridiculous when you claim that you did not oppress your entire shareholder base, as you hold a restraining order that allows you to hold "any person or entity", "acting in concert", whether "directly or indirectly", in contempt of court for exercising their shareholder rights.  One could even easily see that your injunction restrains beyond your shareholder base itself, with as broad as the shareholder injunction is worded.  Technically, Broadridge even violated the injunction order, as an "entity" (remember, "any person or entity") "acting in concert" with the shareholders, very "directly", by "proposing", "instigating", "facilitating", and "assisting" with the "remov[al]" of "any directors or officers of any Debtors", by supplying ballots at the August 13, 2021, annual general meeting to do so.  You have no room to claim that your shareholder injunction does not govern, coerce, and cover every shareholder when it can even be easily applied to even non-shareholders.
  You claim the Company did not obtain the shareholder injunction under duress, as you were threatening BHG with drawn out depositions and discovery requests over allegations for which no private cause of action even existed.  For your hollow allegations (which, interestingly, criticized how your shareholders assembled, in light of their fiduciaries refusing to even merely speak with their shareholders, even as such concerns were being made so publicly via literal press releases, after private letters to the Company's directors, even before the unauthorized chapter 11 filing, went unanswered) related to rule 13d of the U.S. Securities and Exchange of 1934, for which no private cause of action exists at all.  You had no grounds to file a lawsuit against BHG without a private cause of action existing at all the underlying statute, leaving it mere harassment.  Your sole goal was to harass BHG with baseless allegations over a statute for which you had no right (no private cause of action) to file suit over, with a hidden agenda to oppress and coerce your entire shareholder base in violation of the Companies Act § 212.  Further, you had no damages as a result of your alleged rule 14a violations, other than your self-inflicted squandering of this Company's assets because you were merely worried shareholders would exercise what you now admit were their protected shareholder rights all along.  When BHG's counsel continued to demand you identify your involuntary material harms that would constitute a private cause of action under rule 14a, you resorted to - given no good answer - blankly and worthlessly pointing BHG to the tree worth of pages (your lawsuit against BHG) you wasted this Company's money on preparing, because you knew you had no damages at all.  Your lawsuit against BHG was baseless, vexatious litigation, only to harass those whom you had a fiduciary to (enough so that they would cave to an injunction under your harassment and threats of dragging out such meritless litigation), who were seeking to replace this Company's now-Dismissed Board, because they refused to uphold their fiduciary duty so much that they would not even merely speak with shareholders, even after shareholders made a last-ditch effort airing such issues/concerns/violations out through public, open communications (via press releases and 13D filings).  BHG thinks it is most "noteworthy" that the U.S. Securities and Exchange Commission referred to your allegations as "good-faith" errors (and BHG has a recording of that phone call), if they were at all.  Your insider trading, proxy fraud, bankruptcy fraud and electoral fraud outlined in BHG's September 14, 2021, letter, along with this letter, is far from a "good-faith" violation, however - you continue to compound the effects of bad-faith, over and over, and put on "rose-colored glasses" as you mindlessly reject them, with no substantiation.  You wasted the Company's money on a lawsuit for which you had no damages to begin with, based on statutes for which you knew you had no private cause of action to rely on (I do not believe such intelligent lawyers cannot understand the law as much as a non-lawyer), and only because the Company's directors and officers were threatened that shareholders were about to put a halt to their gravy train.

  You claimed shareholder meetings would cause "irreparable harm", yet you engaged in the very action that would cause such "irreparable harm", by calling the August 13, 2021, annual general meeting, in stark violation of your own injunctive order.  An action that actually causes "irreparable harm" does so when any party engages in that action, without limitation.  Your violation of your self-initiated restraining order, claiming such restricted actions would cause "irreparable harm" to the Company, is the equivalent of a divorced couple obtaining a personal protective order, to stave off the imminent danger of "physical harm" (much sarcasm), yet revisiting the bedroom together every now and then after the injunction is issued.  Such a claim of staving off imminent "irreparable harm" could then not ring hollower, just as much as this Company's claim that shareholder meetings would cause "irreparable harm", when you went on to hold one yourself, and invited shareholders to the party.  Only, this Company's solution to the "irreparable harm" of democratic processes was not to cease those democratic processes through an injunction, but to fraudulently "enjoin" the meetings and shareholder rights as a whole, so that you could freely engage in "electoral fraud" via "intimidation", even according to the broad consensus of Wikipedia.4
  You never disclosed to BHG or the Bankruptcy Court that you were statutorily obligated to continue holding shareholders meetings and, in fact, would be calling a shareholder meeting just two weeks after securing your injunction from BHG under threats of further harassing litigation.  On April 28, 2021, you secured your shareholder injunction which was applicable and enforceable against any shareholder which breathed the same air as BHG.  On May 10, 2021, just two weeks later, you - not having disclosed your intent to, nor your obligation to, neither to the bankruptcy court, nor BHG - formally announced (in a 10-Q filing with the Commission) your annual general meeting to be held on August 13, 2021, which would require shareholders be able to exercise their rights under Irish law, without any threat of retaliation (such as contempt of court) if they exercised those shareholder rights fully and freely, for the results of that meeting and according voting results, on any resolution set forth for a democratic vote, to be at all legitimate.  Further, you did not disclose to the Bankruptcy Court that the Company's directors, for that August 13, 2021, annual general meeting, would solicit (much sarcasm) shareholders for submissions of director nominations and shareholder proposals, after you already enjoined the very act of "nominat[ing]" directors or "propos[ing] any matters to be acted upon by Mallinckrodt shareholders".  Further, you committed proxy fraud, in demonstration of absolute guilt that you were possessing a statutorily-prohibited order to oppress and coerce the voices in this Company's democracy (your shareholders), when you never disclosed your shareholder injunction in your July 2, 2021, proxy statement, let alone the fatal effects it would have, tampering and manufacturing the outcome of the meeting, having barred the acts of voting, submitting director nominations, and shareholder proposals.
  The Company's United States counsel (Mr. George Davis at Latham & Watkins) admitted, in your private letter to BHG on August 2, 2021, that "for the avoidance of doubt, the exercise of voting rights remains subject to the Companies Act 2014 of Ireland and the Memorandum and Articles of Association of Mallinckrodt plc".  So, why did you then seek (and why do you presently possess) a restraining order that prohibits "any person or entity" (undefined, which you can prejudicially label, on the fly, as "acting in concert", whether "directly or indirectly") from engaging in "any action seeking to remove, replace, nominate, appoint, elect … any directors or officers of any Debtors"?  You admit voting is a right of shareholders, but you do not repeal the injunction illegally infringing on that right and privately inform one shareholder out of the thousands you are oppressing and coercing (threatening them with contempt of court) that it is somehow permissible (in light of an active restraining order) to engage in the unequivocally barred action of voting, when you already knew shareholder rights were statutorily prohibited from being obstructed at the time you initially sought the injunction?  Further, you send that letter admitting shareholder rights are protected far after the deadlines for director nomination and shareholder proposal submissions had long passed; an incurable "irreparable harm" to shareholders, resulting in irreversible lost opportunity to exercise their admittedly protected rights, fully and freely, at that shareholder meeting, and leaving that shareholder meeting entirely tampered before it was even held (shareholder proposals and director nominations already missing from the ballots, through "intimidation" to prevent the exercise of those shareholder rights, which is, again "electoral fraud" via "intimidation", as is even noted on Wikipedia).  Let alone, you think BHG (or any shareholder) is going to trust your private letter attempting to give them comfort to exercise their lawful rights as shareholders, when you directly sued them for attempting to exercise those rights before?

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4 "Electoral Fraud" - Wikipedia.org (See "intimidation"):  https://en.wikipedia.org/wiki/Electoral_fraud#Intimidation

This Company's directors are preying on the Company-admitted rights of thousands of shareholders whom they have a fiduciary duty to, to not oppress the free exercise of rights of (as you admitted, those rights protected under the Companies Act and Mallinckrodt Plc. Articles of Association), in violation of the Companies Act § 212.  It is not the obligation of shareholders to fend off illegal conduct of this Company's directors - it is your obligation to, without being forced to, comply with the statutory prohibition of shareholder oppression.  If your intended argument in Ireland is that shareholders did not spend every dollar we had in the United States Bankruptcy Court because you refused to cure your willfully violating behavior, while you already froze shareholders out of the Irish High Court (from reporting this Company's violations and for relief) during the pending unauthorized, unlawfully (in violation of the Companies Act § 1111) and invalidly (in violation of the Company's Articles of Association § 91) commenced, chapter 11 proceedings, good luck with that one.  If your plan also is to show up to the High Court with a chapter 11 confirmation that was derived from illegal conduct (starting with your very preliminary evasion of the Companies Act § 1111, and follow-on coercion/oppression of all shareholders to perpetuate your evasion of that statute) and fraudulent statements (such as your false claim of "hopeless insolvency", when you are now admitting that "probable" net assets do indeed exist, given your referencing of the balance sheet you already sued BHG for referencing the net asset figure of before), good luck with that one, too.  That is like a kid (this Company's directors) gloating to their parents (the Irish High Court) about getting an "A" on their test at school (confirmation of U.S. chapter 11 proceedings), when the parent had received a call from the teacher as the student was homebound after the school day, to be told that their child cheated to get the "A" (this Company's numerous violations of Irish law, fraudulent statements of financials, insider trading, proxy fraud, illegal shareholder oppression, violations of fiduciary, and electoral fraud, leading up to and during these chapter 11 proceedings to get the rubber stamp on their reorganization plan).  You do not reward the child for their cheating, and you discipline them for that conduct.  The time that cheating begins getting rewarded on any level (especially in an arena that affects the financial lives of those harmed from such cheating) will open the floodgates of such misconduct at all Irish companies.  I have no doubts that the High Court of Ireland will discipline this Company's directors and management by not only refusing their entry into examinership in light of such bad-faith, fraud, and violations of the law, but hold them absolutely responsible for their conduct (which, on grounds of their misconduct related to the Companies Act § 1111 alone, means up to 6 months in prison).  If you want to substantiate why any confirmed plan should be considered as part of your application to Irish examinership proceedings with that $400+mm has already been spent by the Company's directors and management through the course of their breaches and violations to cheat their way to the finish line, at the expense of those whom they have a fiduciary duty to, then thank you for also pointing out the dollar amount of personal liability the High Court of Ireland should peg on this Company's directors.  They should be ashamed and be held personally liable for every dollar they spend every day through the course of their misconduct and illegal behavior.  These directors bringing a supposed confirmation of some proposed reorganization plan, only derived from and approved after such misconduct, is only to be disciplined - not rewarded.  This Company's actions and representations are fraudulent, deceptive, and reprehensible, over and over.  And, Mr. Ranalow, your attempts to get them to the finish line means you are just as complicit in those violations and acts of fraud.  You are a part of getting them to the finish line, and it is not admirable.  Just as Arthur Andersen was held as complicit in perpetrating the unlawful acts of Enron, so should you, Mr. Ranalow, for - as a steward of Irish law - allowing for these illegal and unlawful acts to take place under your watch, and your trying to cover them up.  Deloitte & Touche should also be held liable for standing behind this Company's directors and management, in silence, as this Company makes statements of shareholder's equity being "hopelessly" nonexistent; a statement that not even Deloitte & Touche certifies to agree with.  When your clients engage in unlawful acts, you do not stand behind them.  That is abandoning ethics and overlooking illegal/fraudulent activity, for the sake of just as ill-gotten financial gains.  Such complicities also apply to Broadridge for standing behind such "electoral fraud" via "intimidation", as verified as such via even the broad consensus of Wikipedia.  Their turning a blind eye and refusing to "opine" on such tampering of an election before the ballots are even sent out is truly revolting, and they had an obligation to put ethics before financial gains as an auditor of the election and meeting outcome's truthfulness.

Regarding your assertion, Mr. Ranlow, that there was no "electoral fraud" (and I am not going to spend much time here, as your statement that there was no electoral fraud is utter nonsense, and not even the broad consensus of Wikipedia agrees with you, classifying your "electoral fraud" as "intimidation" via threats of litigation and being held in contempt of court), let us take note that the very actions of "elect[ing]", "remov[ing]", "replac[ing]", "nominat[ing]", and/or "propos[ing] any matters to be acted upon by Mallinckrodt Plc. shareholders", were all activities prohibited to be engaged in by "any person or entity", "acting in concert", whether "directly or indirectly", for which the Company could prejudicially label "any person or entity" as such.  Again, that means that Broadridge, Inc. even violated the order by "acting in concert", ever-so-"directly" with shareholders, providing shareholders with the materials to "facilitate" the "remov[al]" of "directors".  They also violated the order by supplying ballots that "propose[d] matters to be acted upon by Mallinckrodt shareholders".  And you want to claim that not every shareholder was then being oppressed, when the prohibited actions even easier apply to Broadridge, too?  That's a load of bogus, and you are lying through your teeth.  And Broadridge is just as complicit in the electoral fraud, as they certified the inspection as not being tampered when ballots were barred from even being cast, shareholders were barred from acting on the proxy materials to submit the fraudulently "solicited"/requested director nominations and shareholder proposals, leaving the ballots entirely tampered before they even got into the hands of shareholders.  Broadridge is dually culpable in the electoral fraud, very simply.  They had a moral obligation to recuse themselves from certifying the election results when the election conditions already constituted "electoral fraud" via "intimidation" of threats to hold shareholders in contempt of court if they exercised the shareholder rights that on August 2, 2021, you so ironically claim are not to be obstructed and are subject to the Companies Act and Articles of Association.  I am also surprised Broadridge did not recuse themselves, given that they also violated the order themselves, very clearly, on top of perpetrating a fraudulent election, and BHG has e-mails that they knew about the conditions of electoral tampering.  So, when you say that you are not aware of ballots not being counted, you were threatening shareholders with contempt of court if they even submitted the ballots, director nominations, and shareholder proposals.  The "election" and meeting results was a total fraud before the ballots even went out.  And, again, you committed proxy fraud by never even disclosing the shareholder injunction in the July 2, 2021, proxy statement.  The fact that Broadridge stood behind this Company's electoral fraud, even according to the broad consensus of Wikipedia, is absolutely appalling and reprehensible.  You all put financial gains ahead of ethics at every turn and I cannot even fathom the disgust that it brews within me.  You should be ashamed.

Let us point out that the Company's directors have a duty to listen to the Company's shareholders, and not deviate from their wishes/interests, in regard to any voluntary actions of this Company.  If the directors do not agree with the interests/wishes of the shareholders and refuse to carry them out (for whatever reason), that is their cue to resign, and allow for others to take on the role of directorship, which means those new directors will be required to assume the fiduciary duty they are taking over, and they will be held liable if they do not uphold that fiduciary duty.  These directors have no right to override that right to democracy of this Company in an attempt to assert that they have superior knowledge or decision power over those who are the democratic voices in this Company; its owners (again, who own now nearly 100% of this Company's stock, as compared to this Company's directors' and managements' near zero vested interest in this Company, with no impact by their decisions they are so capriciously and corruptly making).  The time when shareholders of a Company divest of their shares, is the time when they fractionally (according to their divesture) lose their power and voice in the democracy, and this Company's directors are not above that consequence of losing power the democracy upon divesture of their shares (or lack of ownership of shares to hold the power that they wish to have).  Such an exemption from the laws of this Company's democracy would mean we have entered a dictatorial regime, and I think the High Court of Ireland will agree that we effectively have, and in violation of the Companies Act § 212, which statutorily prohibits such use of the powers of the directors to oppress and control their constituency, to suppress a democracy.  I ask you, Mr. Ranalow:  Where in the Companies Act or Articles of Association does it allow the directors to oppress the interests of shareholders (in other words, where is there an exemption to the Companies Act § 212?), with those directors having a right to autocratically muzzle the interests of their shareholders and autocratically instate a de facto conservatorship over every shareholder of the Company, where the decisions of the Company's shareholders would be ultimately dictated and overruled by the Company's directors?  Such a dictatorial ruling of directors overriding their shareholders is the exact reason the Companies Act § 212 exists; to prohibit such oppressive forces of the directors from disturbing a company's democracy.  And again, when your injunction meant to govern shareholders can easily be extended to govern even the conduct of non-shareholders, such as Broadridge, due to its disgustingly broad wording, you do not get to claim you are not in violation of the Companies Act § 212.  You also do not get to say that you did not mean for it to oppress the rights of every shareholder when you say "any person or entity".  BHG's counsel, numerous times, requested to pare down the shareholder injunction, and you refused to.  This Company's directors now get to sit in the mess they made and endure the consequences of such illegal actions and fraud to perpetrate those illegalities.  You have already "irreparably harmed" (this Company's favorite words) your shareholders, through your illegal infringing of shareholder rights all thus far, to the point of no return.  Again, it is not the job of this shareholder base to babysit its fiduciaries and keep them on the straight and narrow.  The need for us to do so is why we contemplated removing fiduciaries so long ago long, and - in fact - voted to dismiss them at the August 13, 2021, annual general meeting, though they entirely disregarded that quantitatively-defined demonstrated "interests of the Company" as well, dictatorially refusing to relinquish power and voting to reinstate an unchanged board, in further violation of this Company's Articles of Association.

The Mallinckrodt Plc. Articles of Association, § 91, very clearly states:

91.  Save as otherwise provided by these articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

That Articles of Association, § 91, very clearly states directors must recuse themselves from voting on any resolution for which "may conflict with the interests of the Company".  So, when there is a landslide vote of the shareholders that quantitatively demonstrated the "interests of the Company", that all directors be dismissed, Joann A. Reed and Carlos V. Paya, M.D., Ph.D. voting themselves (without recusal and a subsequent poll of the ultimate voting constituency) on a resolution to undo the result of the shareholder vote dismissing all directors from office, that was in ever-stark violation of the Company's Articles of Association, § 91.  You claim that they were relying on the Company's Articles of Association § 105, to undo the results of the landslide vote dismissing all directors?  The Articles of Association, § 105, clearly states "the Directors are not entitled to appoint alternate directors."  So, you think, when a director told to leave office (given, Joann A. Reed and Carlos V. Paya, M.D., Ph.D. were already told to vacate office, and were serving as a skeleton board until replacements were nominated and elected by shareholders, even though they held their seats hostage through a restraining order to prevent their replacement) cannot even appoint alternate directors to themselves, that they can appoint alternate directors to other also-dismissed directors, and the very directors that were just dismissed?  Let alone, you think it is in line with the duties of a director to engage business judgement when they are told by shareholders they are not even trusted enough to remain in office?  The level of delusion and lack of ethics of this Company's Dismissed Board is absolutely mind-boggling and appalling.

Further, beyond present chapter 11 proceedings being illegally entered, in violation and evasion of the Companies Act § 1111, this Company's directors failed to recuse themselves from voting on the resolution to authorize for execution of such chapter 11 plans (again, already in preliminary violation of the Companies Act § 1111).  You do not think undisclosed insolvency plans, that are voluntary actions on behalf of the shareholders (including a voluntary, yet unauthorized equitization of funded debts never previously disclosed as even being contemplated), "may [not] conflict with the interests of the Company"?  While you do not even need evidence to know that undisclosed plans on the behalf of shareholders, in light of such failures by this Company's directors, "may conflict with the interests of the company", BHG sent a letter on September 28, 20205  (Annexed as Exhibit A), when we clearly stated we were already of the position that undisclosed plans that appeared to be underway "were not in the best interest".  Even in light of evidence of opposition to any possibly undisclosed plan (even though a lack of evidence would still constitute a violation of the Companies Act § 1111), this Company's board still self-voted, without a vote of the shareholders, to invalidly authorize the plan to "deal with the situation" that they negotiated behind the backs of their shareholders, which was already in violation of the Companies Act § 1111, but also included a "material benefit" to post-reorganization insiders (for which did not exclude present insiders), which would have further required the recusal of directors from voting on any such resolution, pursuant to the Company's Articles of Association § 91.

In response to your last numbered section in your September 17, 2021, response letter, I will respond to your crafty and fallacious spinning of BHG's words, to set the record straight:

1. When your shareholder injunction covers "any person or entity" that the Company's directors wish to prejudicially label as "acting in concert", whether "directly or indirectly", which can not only be applied to any shareholder, let along can be applied to non-shareholders such as Broadridge even, you can drop your ridiculous statement that there is no merit for this Company being in violation of the Companies Act § 212, statutorily prohibiting the oppression of minority shareholders.  And, you say "it is for the Irish Court to determine whether relief under Section 212 should be granted, not a shareholder"?  When the Company's U.S. counsel discovered that BHG was going to seek relief from the Irish High Court, you added a provision to oppress/prohibit shareholders from freely seeking relief from the Irish High Court, too.

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5 U.S. Postal Service's Proof of Delivery via Certified Mail for The Buxton Helmsley Group, Inc.'s September 28, 2020, letter to the Company's directors:  Annexed as Exhibit B

2. Your argument of the Companies Act § 1101, that we are not entitled to a shareholder meeting, is already invalid, as you are already in preliminary default of the extraordinary general meeting statutorily required to be held under the Companies Act § 1111.  I am not even going to waste my time substantiating why shareholders should be afforded a shareholder meeting, when you are already in default on one, for which would require the free and full exercise of shareholder rights, yet you continue to oppress the Company-admitted rights of every shareholder, which would make an attempt of any shareholder meeting unlawful, just as your attempt at the August 13, 2021, annual general meeting was entirely unlawful and illegitimate.

3. Regarding the rights of shareholders, you have already admitted by virtue of the Company's July 2, 2021, proxy statement, that it was the right of shareholders to submit shareholder proposals and director nominations, for which you are actively prohibiting and infringing on that very shareholder right, in violation of the Companies Act § 212.  You are also not able to only afford certain rights to this shareholder base, with those right being, as this Company so astutely noted, subject to the Companies Act and Mallinckrodt Plc. Articles of Association.  Oppressing any rights of this shareholder base is unequivocal shareholder oppression in violation of the Companies Act § 212.

4. We will go back to the scenario of the child cheating on their test and gloating about receiving an "A" on it, for your hideous attempt of compliance with the Companies Act § 175.  When you are actively oppressing every Company-admitted shareholder right, threatening to hold shareholders in contempt if they participate in the shareholder meeting on August 13, 2021, that is a fraudulent, ingenuine, unlawful, tampered, and manufactured shareholder meeting, which does not count for means of compliance with a lawful, genuine, democratic (not involving "electoral fraud" via "intimidation", even according to the broad consensus of Wikipedia) shareholder meeting being required to be held no further than every 15 months apart, pursuant to the Companies Act § 175.  You cannot threaten every shareholder with contempt of court if they exercise their Company-admitted shareholder rights, and then claim that you allowed them to exercise their democratic power - what an utter joke.  Again, the time when that starts being accepted by the High Court of Ireland, is the end of democracy at Irish companies, and completely throws the meaning of the Companies Act § 212 out the window.

5. Whether you want to claim the Companies Act § 680 applies or not (I am not going to argue about something so moot, in the grand scheme), you were required to hold genuine shareholder meetings at a minimum frequency, pursuant to the Companies Act § 175, as evidenced by your entirely tampered and manufactured annual general meeting on August 13, 2021, which does not count for means of compliance.  You cheated your way in an attempt of compliance with the Companies Act § 175, by failing to disclose to the U.S. bankruptcy court you would be required to continue holding shareholder meetings after so fallaciously "enjoining" them and failed to disclose that shareholders would be required to exercise their rights at that upcoming shareholder meeting for it to be a genuine meeting, and non-artificial compliance with that statutory obligation of an ongoing democracy.

6. As already covered, your own senior partner, Dr. Thomas B. Courtney, disagrees with you, and agrees with BHG, on your breached obligation of the Companies Act § 1111, so apparently you need to convince the gentleman who advised the Irish government on the development of the Companies Act that he does not understand its meaning, but I say good luck to you on that one.  One would believe his opinion over yours, both because of his experience, and also because he is not exposed to a positional conflict of interest by trying to maintain a flow of paychecks from the Company's directors through lip service to assist this Company's directors evading of the law.

7. If our statement that the shareholder injunction was "initiated to restrain [the Company's] entire shareholder base (far beyond BHG)" was not the intent, then why did you insist on wording the restraining order so that you could hold any shareholder in contempt of court (and not even just any shareholder, but even third-parties, such as Broadridge)?  The broadness of your wording was very clearly meant to be a catch-all (remember, "any person or entity"), so do not now attempt to claim now that it was not.  When you word it to cover "any person or entity" under the sun that the Company's directors wish to prejudicially label as "acting in concert", whether "directly or indirectly", you do not get to claim that it does not apply to every shareholder, when it can be enforced upon any shareholder with a mere prejudicial labelling of the Company's directors.  You actually think any shareholder would attempt to exercise those Company-admitted shareholder rights, when you worded the shareholder injunction in a way to cover "any person or entity", and after you already retaliated against BHG with a lawsuit?  Give me a break.  Coercion at its finest, with an ultimate threat of being jailed through contempt proceedings for exercising Company-admitted legal rights of shareholders, labeling those you have a fiduciary duty to as "adversaries" - quite the upholding of a board's fiduciary duty…

8. When this Company had no justification for their reorganization plans at the hearings on appointment of an equity committee, you lose your standing to claim as to why the restructuring plans are warranted, and that there are not better paths to be pursued.  You need to have a reason for your actions, or else your actions are not justified.  But how could you even justify your actions if you refuse to even merely speak with your shareholders?  It is easier just to sue and muzzle those asking questions when you do not have a good answer, isn't it?  The Company also admitted during equity committee hearings that they made no attempt to sell the Company, which is an obviously neglected path whereby a third-party acquirer could have seen possible synergy opportunities, which could have enhanced the value distributed to equity holders.  That third-party acquirer could have also seen opportunity in a more advantageous way to face the Company's litigation, uncovering hidden equity value not seen on the Company's published balance sheet.  If this Company's directors think they are so superior that they know best the best path forward, and no one else could possibly come up with a better (or optimized) plan, they are in denial and are not fit to be leaders with such a superiority complex to begin with.  Leadership takes collaboration to come up with the best possible results, which is the whole point of the Companies Act § 1111.  Regardless, how you could possibly say you attempted all paths to preserve and maximize value for all stakeholders, when you failed to even receive possible strategic alternative plans/ideas from shareholders as part of your defaulted-on extraordinary general meeting under the Companies Act § 1111?  You failed to pursue all paths to preserve and maximize value all the way up through the capital structure there alone, and in violation of the law.  You did not want to hear any alternative paths, to begin with, which is the only reason you unlawfully entered chapter 11 proceedings in violation of that statute.

9. If you want to claim that the post-reorganization MIP is not to enrich present insiders, then I want you to add the following, verbatim, to the RSA:

"All present Mallinckrodt Plc. directors and executive officers are to resign immediately upon reorganization consummation (the moment of).  Further, directors (to include any family members and other affiliates) are to receive no renumeration, compensation, and/or benefits, by any means (including, but not limited to, cash- and equity-based compensation, and all other possible forms of renumeration/compensation/benefits), post-reorganization, and are barred from receiving any post-reorganization equity incentives/awards/grants (whether from the MIP Plan Reserves or otherwise, and in all forms of equity-related incentives/awards/grants), and will remain economically disassociated (both as an employee or as an independent contractor relationship, directly or indirectly) from Mallinckrodt Plc. and its affiliates, and receive no economic benefit from the Company, directly or indirectly, for a period of at least 5 years starting immediately upon approval of the Debtors' reorganization by the High Court of Ireland as part of any possible Irish examinership proceedings".

If you include that clause, verbatim, to be implemented into the RSA, I will digress my argument that this management and board is attempting to enrich itself.  Otherwise, you have no room to refute my grounds that post-reorganization insiders intend to economically, materially benefit from this reorganization, against the will of its shareholders, unauthorized both due to this Company's directors' preliminary violation of the Companies Act § 1111, and due to this Company voluntarily equitizing debt at the expense of its shareholders (and attempting to wipe out bondholders), which more than "may conflict with the interests of the Company", requiring directors to recuse themselves from authorizing such plans, for which they failed such recusal as part of their resolutions invalidly passed on October 11, 2020, to authorize the also-unauthorized submission to jurisdiction of the United States.  Shareholders had no obligation to submit to the jurisdiction of the United States for any possibly required proceedings, and that was entirely the choice/decision of shareholders, as the Company's owners and democratic voices of any voluntary move of this Company.  For that RSA clause proposal, I say, "for a period of at least 5 years starting immediately upon approval of the Debtors' reorganization by the High Court of Ireland as part of any possible Irish examinership proceedings", as we have seen first-hand how this Company's directors like to interpret "vacating office", through our first-hand experience of them entirely (all directors) being dismissed by shareholders (at the August 13, 2021, annual general meeting), as entering the revolving door to "vacate office", then never leaving the other side of the revolving door, to merely return back to the original opening of the revolving door, to have their fellow cronies re-hire them as if they were never dismissed to begin with.  "Vacating office" means you are gone, long-term; not to be re-appointed instantly thereafter by your fellow cronies.  I also say to receive no remuneration in any compensation form, as we both know that if I said no equity-based compensation, Mallinckrodt Plc. directors and officers would just, through creative interpretation of that restriction, opt to drain the Company of its hard assets, in lieu of that then-prohibited compensation form of equity, just as they did leading up to this reorganization.  I can read this Company's directors and officers like a book, and it sickens me to have to think about every way that someone will use their intelligence in unethical ways - that is the exact reason this Company's directors were voted out (they do not belong at this Company).  Though, even if this Company did include that clause in the RSA, your plans would still be "dead in the water", given that the October 11, 2020, authorization, by a mere vote of the directors to, to authorize and execute these reorganization plans, was invalidly passed.  Such an unauthorized, unapproved equitization of debt more than "may conflict with the interests of the Company" upon a full vote of the shareholders, requiring recusal by directors, and a full vote of the foundational voting constituency of any voluntary actions by this Company (its shareholders), pursuant to the Mallinckrodt Plc. Articles of Association, § 91.  I will also point out that the entire point of the Project Balboa reorganization was to settle contingent litigation damages - not to lighten the overall balance sheet through equitization of funded debt liabilities at the expense of the shareholders.  Shareholders would never have (without concrete justification as to why required) approved such a radically different purpose of chapter 11 plans compared to Project Balboa.  But, such a proposition would have triggered a vote of the shareholders to authorize for the Company's directors' voluntary execution of such plans (or, shareholder meeting under the Companies Act § 1111), which we all know already how much you "love" (much sarcasm) running your plans by shareholders, even when it means violating the law in the process of such an attempt to pull out the rug from under them.  If you failed to gain the support of shareholders for any such plan, any such a resolution would more than "may conflict with the interests of the Company", for which you would then be required to recuse yourselves from authorizing any such resolution, pursuant to that Articles of Association § 91, and resign if you did not condone the future path of the Company decided by the shareholders (muzzling your shareholders, in violation of the Companies Act § 212, was not an option).  This Company's Dismissed Board has breached the Articles of Association § 91 multiple times over already, whether when you wanted to undo the shareholder vote dismissing all directors, or when you authorized plans that would enrich post-reorganization insiders (we all know you are hoping to remain in office to receive not less than 50% of the MIP Plan within 30 days of reorganization completion and, if you are not intending to even possibly be enriched, you will - again - have no issue including my clause from earlier in this item to bar this Company's entire director and management team from reaping the rewards from these restructuring terms).

10. Thank you for naming all your creditor preference violation beneficiaries.  Of course, they support your plan when they are being handed pots of gold, with some of them not being even "probable" enough liabilities to be accrued in the accounting records of the Company, yet you hand them value ahead of those with "probable" enough of an economic interest in the Company to be given a spot on the balance sheet, including ahead of the founders/shareholders of this Company.  Value being capriciously handed (by this Company's directors and management) to claimants that do not even present "probable" liabilities (pause), before even the founders/shareholders of the Company…  Let that sink in…  I will also add that it is clear you have not one clue what you are handing any party, as you - out one side of your mouth - claim parties set to receive post-reorganization equity to be "impaired" at the same time you - out the other side of your mouth - admitted in equity committee hearings that they are "over-secured".  They are not then impaired if they are being unjustly enriched at the expense of all other stakeholders whom you have an equal fiduciary duty to.  You cannot even figure out what you are handing one party over another, cannot keep "probable" economically interested stakeholders, whom you actually have a fiduciary duty to, ahead of mere claimants not even "probable" enough to be accrued in the accounting records of the Company, and cannot even keep a number straight for net assets belonging to shareholders.  And you wonder why shareholders and bondholders do not trust the fiduciaries of this Company?  You do not think those bondholders you are attempting to extinguish might not like some of that "over-secured" value that you are handing to "over-secured" bondholders at the expense of those initial bondholders being extinguished?  Good luck fun finding one April 2023 bondholder that would not agree with me on this topic, except those that are also the beneficiaries of your creditor preference violations.

11. You say shareholders are "out of the money" based on - for one part - a ridiculous, unfounded "liquidation analysis", whereby you whacked off an arbitrary ~70% or so from asset values on the balance sheet, effectively throwing spaghetti at the wall, with that analysis not even being applicable, as this Company is not being liquidated.  This Company is being reorganized, with the same assets as now, so, again, I will refer you back to the balance sheet that you so ironically directed BHG to (for a measure of net assets) in your September 17, 2021, letter (after having sued BHG for referencing that net asset number before), which will prove that not even your auditors believe no shareholder's equity exists.  Further, you have omitted quite the assets from the balance sheet of this Company, if you claim that such damages to this Company's balance sheet related to the criminal conduct which stems from the possible contingent liabilities at hand (violations of RICO, price fixing laws, antitrust violations, Medicare fraud, etc.), at the ultimate direction of this Company's directors and management, is so "hopelessly" true, given that there should be equal assets on that balance sheet to the "hopelessly" true liabilities stemming from such, apparently "hopelessly" true criminal and fraudulent conduct, which should be collected from our fiduciaries who allowed such criminal and fraudulent conduct to occur under their leadership.  We never condoned defrauding Medicare if that is "hopelessly" true to have been done by this Company's leadership.  We have never been in this business for anything but profits from legal business activities - any criminal and fraudulent conduct perpetrated by our fiduciaries, or the failure of their leadership, is a liability that this shareholder base has every right to pin on them.  If you claim you did not know about that criminal conduct, and it truly "hopelessly true", you neglected on your leadership abilities just as much as you neglect to uphold Irish law.  Shareholders have equal claims to enforce against this Company's management and board, if their criminal and fraudulent conduct is so "hopelessly" true that they default to "trillions" in liabilities as a result.  I will add, fiduciaries using the reorganization process to stuff their criminal liability under the rug is not a permissible use of the United States Bankruptcy Code or Irish Examinership Process.

12. Contrary to your opinion that this Company's fiduciaries have not "pillaged the pot" in violation of their fiduciary duties, I will refer you back to the fiduciary duties for which your senior partner, Dr. Thomas B. Courtney, outlined, as cited above, for which you violated every single tenet, including opting for draining the hard assets (cash) of the Company leading up to these directors pulling out the rug from under those whom they had a fiduciary duty to (shareholders and creditors), without warning, in violation of the Companies Act § 1111, both via their all-cash compensation plan (clearly, they believed equity was worthless, if they did not want to receive payment in that form) and their cash "bonuses" just a month before unlawfully commencing their (unauthorized, via an invalidly passed resolution to authorize) voluntary submission to the jurisdiction of the United States for chapter 11 proceedings (again, that drastic, undisclosed move more than "may conflict with the interests of the company").  This Company's directors and officers knew they were going to pull the plug on stakeholders, without warning or authorization of any possible voluntary plans on behalf of the shareholders (in violation of the Companies Act § 1111 and Articles of Association § 91), and they thought they would take some hard assets (cash) for the benefit of insiders before they came clean to every stakeholder on supposedly known insolvency, that they delayed to announce and they negotiated behind the backs of those whom they had a fiduciary duty to.  That is no different than the final days of a Ponzi scheme, and definitely "pillaging the pot", in stark violation of their fiduciary duties, as set forth by your senior partner Mr. Courtney.  If you disagree with him, feel free to take that up with him, but I can bet every other victimized stakeholder and the High Court of Ireland will agree with him, I, and firmly disagree with your assertion that these directors have acted in line with their fiduciary duties by any standard.  They have failed on all fronts.

13. If BHG allegations of insider trading (which you so conveniently glossed over, without responding to at all - interesting…), proxy fraud, bankruptcy fraud, and electoral fraud, are so incorrect, then why do you not justify why (in detail, rebutting each point of BHG's), without merely defaulting to such assertions being "incorrect, without any factual basis", when we cite numerous facts, figures, and securities filings to back all claims up?  We gave you the dates for which prove your insider trading, from your own letters and securities filings.  You have all the facts to know this Company's directors and officers have committed imprisonable securities fraud, among their imprisonable offenses of Irish law.  You also are claiming before the bankruptcy court "hopeless insolvency", as you tell BHG in private letters that you actually believe net assets exist, according to the balance sheet that you sued BHG for relying on before.  Are you committing fraud when you say net assets exist, or you committing fraud when you say net assets are "hopelessly" nonexistent?  You can pick which form of fraud right there, but that is a "pick your poison" sort of question, and then you have you no room to state this Company's directors are not committing fraud, based on that fraud alone, not to mention all of the other securities fraud, electoral fraud, and otherwise.  It is also accounting fraud to claim liabilities are not even "probable" enough (pursuant to FASB ASC topic 450-20-25-2) to be accrued in the accounting records of the Company and on the balance sheet, if you then want to claim those liabilities are also "hopelessly" valid at the same time in the United States Bankruptcy Court.  Whether a written or verbal statement of financial standing, it is accounting fraud to claim two different things.  Pick the side of fraud you are committing - concealed liabilities, or fictitious losses.  You cannot report one number to the IRS to reduce taxes, compared to the number you report to the bank for means of obtaining financing, just the same as you cannot report one number to the Commission in certified financial statements, while claiming a completely different set of financials to the bankruptcy court.  Where are you lying?  Lying in financials is fraud, whether you and this Company's directors want to hear it or not.

14. Let us start that it is not "unlawful disruption" to engage the Company-admitted shareholder rights "subject to the Companies Act of 2014 and Mallinckrodt Plc. Articles of Association", for which I will dually, again, state that you requested shareholders to exercise those rights (though, ever-so-fraudulently, with your booby-trapping of shareholders to hold them in contempt of court, if they did) as part of the August 13, 2021, annual general meeting.  Given that shareholder meetings, and democratic processes, were statutorily required to continue to run course (as proven by your requirement and holding of the August 13, 2021, annual general meeting), that is then not "unlawful disruption".  You just stated in your August 2, 2021, that those shareholder rights, are our lawful rights.  The only reason such an exercise of lawful shareholder rights has even been contemplated by this shareholder base is because of this Company's directors' "unlawful" entry into chapter 11 proceedings, in violation of the Companies Act § 1111 and in violation of the Company's Articles of Association § 91.  Further, you obtained your shareholder injunction through threats - that is not legal consent, and the order was never legal to begin with, in violation of Irish anti-shareholder oppression statutes, for which you also never disclosed to the United States Bankruptcy Court, along with your failure to disclose that you were statutorily required to continue holding the shareholder meetings that you claimed would cause such "irreparable harm".  You also claim that the Guide to Business Conduct did not prohibit you from enforcing alleged securities law violations, when what is the difference of shareholders using their Company-admitted shareholder rights to enforce the fiduciary duty of directors failing to uphold Irish law, to prevent them from committing further insider trading, proxy fraud, accounting fraud, bankruptcy fraud, and electoral fraud?  Why do you get to use your available tools to ensure lawful conduct of shareholders, but think its okay to strip the tool of shareholders that ensures the lawful conduct of directors?

15. To set the record straight, it was not improper (you are putting words in my mouth) for the directors of Mallinckrodt Plc. to seek ("seek" being a key word) a waiver of equity ownership requirements, which was a requirement/policy of the Company's compensation plan terms.  What was improper, was that the Company's directors not only engaged in an invalidly passed resolution to perform that waiver (thank you for pointing out the "benefit" gained from the waiver by directors being allowed to collect currency as a result of their free ability to sell their stock upon the waive, which means they were forced to recuse themselves from voting on such a resolution, pursuant to the Articles of Association, § 91, which forces recusal, and a vote of the foundational/ultimate voting constituency, in the instance of a "material benefit" as part of any such resolution put forth for voting, let alone that the "interests of the company" may not be to have their directors resign, if they do not wish to partake in the financial implications of their decisions), but also committed insider trading while/after doing so.  You had to disclose that very material waiver to the public investors before you traded on the information (not dumping your stock onto unsuspecting investors), so that the market could understand you so absolutely believed shares had no value and that directors were waiving the very policy that kept directors and officers materially aligned with shareholder interests.  That is just as material inside information, that you traded on nearly 5 months before disclosing and, might I add, never disclosed to the bankruptcy court during equity committee hearings, as you claimed you were still aligned with shareholder interests; no, you were not, very simply.  Further, thank you for pointing out that the "equity ownership requirements" were not a part of the Company's Articles of Association; they were a firm part of the that other corporate governance document called the "Compensation Plan", and they were indeed a firm "requirement", so quit misleading investors with using the word "guideline", as that is not true and entirely false.

16. BHG never stated that the approval of StrataGraft® unequivocally thrusted the company into a different level of solvency - that is false, so do not put words in my mouth.  We said that the value distribution as part of the contemplated reorganization terms, never gave proper credit to that undeniably unlocked equity and asset value (through that addition in revenues, and therefore addition to intangible assets values) to those stakeholders with such a "probable" economic interest in the Company that they are given a spot in the Company's accounting records, such as the 2023 bondholders.  And if you gave any extra value to those claimants with not "probable" enough of claims to even be listed on the balance sheet, before those with "probable" enough of an economic interest that you should be fighting to provide value for tooth and nail (as part of your fiduciary duties to any funded debtholders, legal judgement holders, and shareholders; the only stakeholders whom you have a fiduciary duty to) then you committed a creditor preference violation, yet again.

17. You want to contend that this Company's creative use of a foreign court to violate the criteria that immediately preclude "a scheme" (there is no limitation as to how that scheme of arrangement is derived to be put forth) is an exemption to such commonsensical criteria as to schemes that should not be immediately disqualified, due to such misconduct, with stakeholders being anything but fully disciplined?  You think that your creative use of a foreign court to engage in "improper coercion" (in a restraining order that could even be applied far beyond shareholders to hold "any person or entity" in contempt of court) and "statutory violations" (including the Companies Act §§ 1111 and 212, among the numerous other violations as a result of your breaches of fiduciary duty, including false statements of accounting knowledge and extracting extra hard assets (cash) for insiders before this Company's extremely delayed declaration of insolvency (also in violation of your fiduciary duties) are going to result in the High Court applauding your creativity by even entering you into examinership in light of such corruptness and bad faith?  Again, the day that happens, will be the end of Ireland-incorporated companies taking Irish law seriously, and I do not think the Irish High Court will even ponder setting such a precedent that Irish company law and the fiduciary duties of directors of Irish companies is to be taken anything but utmost seriously, and to be firmly disciplined if not.  The position of a director is not just a gravy train, and these directors have not only have failed on their fiduciary duties (to shareholders and creditors), but also on the simplest aspects of upholding Irish law, where even an ethical individual would not require knowledge of the very statutes violated to know that such conduct was unethical.  It is a disgusting game to play, seeing how far you can skirt into unethical behavior before it becomes illegal.

18. You are exactly proving my point that this Company's directors are in breach of your fiduciary duties.  One, they are not even upholding their fiduciary duties to creditors.  Further, they have an obligation to maximize the value of the Company throughout the entirety of the capital structure (they do not get to throw in the towel and do anything but fight tooth and nail to maximize value, even where not thought to be possibly found, or otherwise resign if they are not up for the task) - we are not saying that you should put the interests of any stakeholder before another, except that you should not be putting mere claims not even "probable" enough to be accrued in the accounting records of the Company ahead of those shareholders and creditors who were the foundational reason this Company even exists.  You also do not have the right to make a voluntary decision, on behalf of the shareholder, to equitize debt without first consulting your shareholders and obtaining their consent to such a voluntary equitization via the statutorily required extraordinary general meeting required under the Companies Act § 1111 (they may wish to pursue other strategic alternatives).  That is the choice of shareholders - not insiders owning less than 1% of the common stock of the Company pre-petition, with those insiders now owning virtually zero shares of common stock after their insider trading, with no vested interest in their decisions being made, yet still holding the shareholders of this Company hostage in light of their illegal conduct and fraud.  You are also, again, dealing assets to a new company, for which post-reorganization insiders will receive an interest in (again, until you are willing to put my proposed clause from numbered item 9 in a final RSA, do not tell me that directors and management are not praying to hop of the gravy train resulting from these capriciously and illegally set forth unauthorized reorganization plans), at the expense of impairing present stakeholders, when you are dealing the assets in a way that do not align with valuations even your auditors are in agreement with (again, take a look at that audited balance sheet you pointed BHG to in your September 17, 2021, letter).

To conclude, if these directors resolve to voluntarily (on behalf of the shareholders of this Company) apply to enter Irish examinership, in obstruction of the very concretely demonstrated opposition by shareholders of any such voluntary move initiated by this Company's directors, due to an underlying material benefit (equity in a lighter balance sheet, due to unauthorized voluntary equitization of funded debt, at the expense of and against the Company's fiduciary duty to shareholders) of insiders that happen to remain post-reorganization (which would require you to recuse yourselves from such a voluntary resolution to enter examinership, pursuant to the Company's Articles of Association, § 91, or it will be just as invalidly passed as the directors' October 11, 2020, resolution to unlawfully enter chapter 11 proceedings), while also in violation of the Companies Act § 1111, you, Mr. Ranalow, are signing this Company's directors up for a category 3 offense under Irish law, which - again, for the knowledge of this Company's directors - carries up to 6 months in prison and fines.  You say these cases are for "implementing the restructuring plan in accordance with Irish law", when you should have said, "implementing the unauthorized restructuring plan in violation of Irish law".  You could not be guiding this Company on a course of more unlawful and fraudulent conduct, and this Company's directors and management will be the poster children for what not to do in the course of an Irish company, which will be readily available for study as part of many case studies, I am sure.  Perhaps, they will also be a guiding light for the establishment of a Companies Act of 2022, just as much as Enron was for Sarbanes-Oxley.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.

New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 951-1530

VIA REGISTERED U.S. POSTAL MAIL ONLY

September 28, 2020

Mr. Angus Russell, Chairperson of the Board

Mr. Mark Trudeau, Chief Executive Officer, President, and Director
Mr. David Carlucci, Director

Mr. J. Martin Carroll, Director
Mr. Paul R. Carter, Director
Mr. David Norton, Director

Mr. Carlos V. Paya, M.D., Ph.D., Director
Ms. JoAnn Reed, Director

Ms. Anne C. Whitaker, Director
Mr. Kneeland Youngblood, M.D., Director
Mallinckrodt plc. - New Jersey Principal Office
1425 U.S. Route 206
Bedminster Township, N.J. 07921

Re: Chapter 11 Bankruptcy Contemplation

Ladies and Gentlemen:

I write to you on behalf of The Buxton Helmsley Group, Inc., an asset management firm headquartered in New York, N.Y., and - more importantly - our investors, who currently retain a significant interest in the common stock of Mallinckrodt plc., and have for some time (even prior to the commencement of the CMS-related litigation). I had sent in an e-mail to investor relations this afternoon (September 28, 2020), outlining my concerns with the path that you are publicly contemplating, and also its negative byproduct effects that it quite obviously is having on the settlement of the outstanding opioid and CMS litigation.

I will start with that the public contemplation of a Chapter 11 filing is not as powerful of a negotiating tactic as a Chapter 7 filing threat would be. The only reason that a Chapter 11 filing should be contemplated is if creditors agree for us to retain our equity in the assets of the company, or better. If that is not possible, the only thing that should be contemplated is a Chapter 7 filing for liquidation of the company, as our equity is valuable and there is no reason it should be wiped out. If the company continues with its contemplated Chapter 11 filing without a plan supported by creditors that current Mallinckrodt shareholders retain their interest in the company, that would be breach of your fiduciary duty, being that you are choosing the route of less assurance that existing shareholders receive consideration for their rightful equity in the company's assets - there is significant equity on the company's books that belongs to the shareholders. I also believe that it is highly detrimental and a breach of duty to use the threat of a Chapter 11 filing against those plaintiffs in the opioid and CMS litigation, being that is only to ensure the retention of the executives' jobs and being that those litigation plaintiffs would actually likely be better off with a Chapter 11 reorganization versus a Chapter 7 filing, given that they would likely receive their claim values on a much more accelerated timeline than they would with a settlement, if it were simply equitized (given that the current opioid settlement is set to pay out over multiple years). With a Chapter 7 filing, they would have no assurance that they would receive consideration for their claims, while they would almost surely receive equity in the reorganized company. The only other beneficiaries to such a reorganization where shareholders would almost surely get wiped out, would be the executives. If this ship goes down, the executives should not fare better than the current shareholders, otherwise it is quite blatantly clear that you did not act in their best interest. You should be impacted just the same as us shareholders. It is all too easy for you to simply throw in the towel, and you need to attempt to make these settlements and ensure the continuity of this company as though your jobs depend on it.

To get to the point, I am telling all of you this, as I believe that your current actions are not in the best interest of shareholders. I also worry that you will simply throw in the towel with a Chapter 11 reorganization, when that is very clearly - for the many reasons I outlined above - not in the best interest of shareholders. I must warn that if a bankruptcy filing is made not that is not in the best interest of shareholders, I will immediately prompt the filing of a class-action lawsuit against the company to both halt the bankruptcy process and ensure that we receive the value that we are entitled to (or at least maximize our chances of it). The value of this company is not something that should just be wiped away merely because it is the easy way out; this is a chunk of the retirement nest egg of many, and you must treat this situation accordingly. I am very well connected with law firms specializing in class-action litigation surrounding securities matters and have previously been a part of such class-action and whistleblower litigation. If anything is done here that is not in the best interest of shareholders, this will get very messy, as I will stand up for all shareholders here - you can count on it.

On behalf of all shareholders, I appreciate your attention to this matter and ensuring that a fair outcome is had for all.

Most Sincerely,

Alexander E. Parker
Senior Managing Director
The Buxton Helmsley Group, Inc.

Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 +353 1 920 1000 dublin@arthurcox.com dx: 27 dublin Dublin Belfast London New York San Francisco arthurcox.com

17 September 2021

BY POST & EMAIL (klein@kleinllc.com)

Ms. Julia Klein

Klein LLC

Wilmington, DE 19801

Re:	Mallinckrodt plc and The Buxton Helmsley Group, Inc.

Dear Ms Klein

We understand that you act as U.S. counsel to The Buxton Helmsley Group, Inc. ("BHG") and Mr Alexander E. Parker. We act as Irish solicitors to Mallinckrodt plc (the "Company").

We refer to Mr Parker's letters to the Company on behalf of BHG dated 20 May 2021, 1 June 2021, 7 July 2021, 2 August 2021, 5 August 2021, 17 August 2021 and 14 September 2021. We also refer to the letter from the Company to BHG dated 25 May 2021 and from the Company's U.S. counsel, Latham & Watkins LLP, to you dated 2 August 2021, each rejecting the assertions made in BHG's correspondence.

We note that several of BHG's letters were also addressed to Broadridge, Inc. as the inspector of elections and the Office of the Director of Corporate Enforcement and, accordingly, this response is being copied to them.

We write in anticipation of confirmation of the Company's plan of reorganisation in its chapter 11 case pending in the United States Bankruptcy Court for the District of Delaware (the "U.S. Court") and the subsequent proposed examinership process which will be overseen by the Irish Court, principally in order to respond to certain claims made by Mr Parker as they relate to Irish law. BHG's letters are at best misplaced at a number of levels. BHG's claims are predicated on the erroneous and false assumption that the Company and/or its directors have acted improperly and/or unlawfully. Those claims have no basis whatsoever in fact or in law. BHG's letters repeatedly make a number of incorrect and misdirected allegations and we do not intend to address each allegation directly, limiting our response to some of the more material allegations and in particular as they relate to Irish law. However, for the avoidance of doubt, this response should not be understood as an acceptance on the part of the Company of the merit, relevance, accuracy or validity of any particular assertions or issues contained in BHG's letters.

Grainne Hennessy · Séamus Given · Caroline Devlin · Sarah Cunniff · Elizabeth Bothwell · William Day · Andrew Lenny · Orla O'Connor (Chair) Brian O'Gorman · Mark Saunders · John Matson · Kevin Murphy · Cormac Kissane · Kevin Langford · Eve Mulconry · Philip Smith · Kenneth Egan Alex McLean · Glenn Butt · Niav O'Higgins · Fintan Clancy · Rob Corbet · Ultan Shannon · Dr Thomas B Courtney · Aaron Boyle · Rachel Hussey Colin Kavanagh · Kevin Lynch · Geoff Moore (Managing Partner) · Chris McLaughlin · Maura McLaughlin · Joanelle O'Cleirigh · Richard Willis · Deirdre Barrett Cian Beecher · Ailish Finnerty · Robert Cain · Connor Manning · Keith Smith · John Donald · Dara Harrington · David Molloy · Stephen Ranalow Gavin Woods · Simon Hannigan · Niamh Quinn · Colin Rooney · Aiden Small · Phil Cody · Karen Killoran · Richard Ryan · Danielle Conaghan Brian O'Rourke · Cian McCourt · Louise O'Byrne · Michael Twomey · Cormac Commins · Tara O'Reilly · Michael Coyle · Darragh Geraghty · Patrick Horan Maeve Moran · Deirdre O'Mahony · Deirdre Sheehan · Ian Dillon · Matthew Dunn · David Kilty · Siobhán McBean · Conor McCarthy · Órlaith Molloy Olivia Mullooly · Laura Cunningham · Mairéad Duncan-Jones · Ryan Ferry · Imelda Shiels · Brendan Wallace · Ruth Lillis · Sarah McCague · Niamh McGovern

There are four principal misconceptions or errors in BHG's letters which we will address first:

1. The Nature of the Fiduciary Duties of the Directors of an Irish Company

BHG appears to be suggesting a course of action for the Company that would involve threatening creditors with the prospect of a disorderly liquidation in which "creditors should scavenge for value just as much as equity holders",1 and by doing so presumably secure some category of advantage or payment to members beyond that which the insolvency of the Company would otherwise permit. Through BHG's insistence that such a course of action is the required course of action for directors to properly discharge their duties, BHG appears to be stating that there is a duty under Irish law for the directors of an insolvent company to prioritise members above creditors in this manner.

BHG's position fundamentally misunderstands the fiduciary duties of directors under Irish company law. Under Irish company law, when a company is in insolvency, the directors are required to act primarily in the interests of the company's creditors rather than its members. If there is no reasonable prospect of the company avoiding insolvency, the directors are required to manage its affairs with a view to minimising the potential losses to creditors. All of the actions of the directors of the Company in respect of both the Chapter 11 proceedings and the proposed orderly reorganisation have been taken having regard to, and in full compliance with, this duty.

It is untenable and unreasonable to continue to maintain an argument that the directors are in breach of their duties by simply acting in accordance with the law.

2. The Consent Order of 28 April 2021

BHG has mischaracterised the consent order of the U.S. Court dated 28 April 2021 (the "Consent Order") by seeking to portray it as somehow having been obtained on a non- consensual basis, under duress or as an act of intimidation.

In fact, BHG sought to agree the order on consent with the Company, with the benefit of legal advice, and the Consent Order itself was issued on consent. That this occurred in the face of undeniable evidence of BHG's own breaches of U.S. securities law does not change the clear fact that BHG consented to the order without any duress and with the benefit of legal advice.

The Company also absolutely rejects BHG's assertion that it misled the U.S. Court in any way. It is noteworthy that BHG has taken no steps to address BHG's purported concerns with the Consent Order before the U.S. Court.

3. Compliance with U.S. Securities Law

BHG mischaracterises the obligation to comply with U.S. securities laws, pursuant to the Consent Order, as somehow being in contravention of Irish company law. Nothing in the Companies Act 2014 of Ireland (the "Companies Act") prohibits or restricts an Irish company from complying with the securities laws of another jurisdiction, including those designed to protect investors and ensure orderly capital markets, nor does it absolve other market actors from their obligations under such laws.

_______________________________
1 BHG Press Release dated 15 January 2021.

The Company is treated as a domestic filer for U.S securities law purposes. The Company is therefore subject to Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the Securities and Exchange Commission ("SEC") thereunder. In particular, this requires any person soliciting proxies (terms that are broadly construed by the SEC) to furnish a proxy statement containing specified information to shareholders after filing it with the SEC for potential SEC review, and generally permits solicitations prior to furnishing a proxy statement only if, among other things, all solicitation materials are filed with the SEC on the date they are first published, sent or given to shareholders.2 The proxy rules also require that the statements in such materials not be materially false or misleading.3

The reasons for seeking injunctive relief resulting in the Consent Order were set out in detail in the court application papers, which were delivered directly to BHG and its counsel, and which presumably BHG reviewed with counsel prior to consenting to entry of the Consent Order granting the injunction. As is set forth in those papers, a key reason for the action was that BHG was in breach of U.S. securities law. Those breaches include failing to furnish a proxy statement to shareholders or file it with the SEC for potential review, failing to file BHG's solicitation materials with the SEC and making repeated false and misleading public statements regarding valuations of the Company's shares and the Company's management and prospects, among other things. The illegal solicitations and false and misleading statements risked meaningful losses for investors who relied upon them.

Without repeating all of BHG's false and misleading statements here, these included: touting a share value of $11 to $30 per share with no basis and without acknowledging or disclosing that the U.S. Court had already determined the Company was "hopelessly insolvent";4 stating that the Company only required a "very minimal capital injection" notwithstanding the actual liability position of the Company;5 encouraging investors to acquire additional shares in the Company and not sell their current position;6 stating that the restructuring plan lacked support from creditors notwithstanding the very significant levels of support for the restructuring support agreement;7 claiming the imminence of the settlement of litigation independently of the insolvency proceedings notwithstanding that such settlements rely on the reorganisation plan being implemented;8 highly speculative references to revenue from a future pipeline of drugs that had yet to be approved or put into production;9 statements that BHG had garnered sufficient votes to convene an extraordinary general meeting under Irish law, when this was not the case;10

_______________________________
2 Rules 14a-3(a) and 14a-12 promulgated under Section 14(a) of the Exchange Act.

3 Rule 14a-9 promulgated under Section 14(a) of the Exchange Act.

4 BHG Letter to Mallinckrodt Shareholders dated 15 January 2021; Email through Revive Mallinckrodt website dated 26 January 2021.

5 BHG Letter to Mallinckrodt Shareholders dated 15 January 2021.

6 Email through Revive Mallinckrodt website dated 26 January 2021; Email to Mallinckrodt Shareholders dated 18 February 2021.

7 BHG Press Release dated 15 January 2021.

8 BHG Letter to Mallinckrodt Shareholders dated 15 January 2021.

9 BHG Letter to Mallinckrodt Shareholders dated 15 January 2021; Email to Mallinckrodt Shareholders dated 18 February 2021; BHG Letter to Mallinckrodt Board of Directors dated 20 May 2021.

10 BHG Press Release dated 20 January 2021; Email to Mallinckrodt shareholders dated 6 March 2021; BHG Letter to Mallinckrodt Board of Directors dated 20 May 2021; Transcript of 22 December 2020 Hearing denying formation of Official Committee of Equity Security Holders at 54:16-17.

and various false attacks on the Company's officers and directors, certain of which are detailed herein.

It was therefore entirely proper for the Company to take action to prevent further harm being caused by these breaches of U.S. securities law, particularly in circumstances where they could incite shareholders to remove the Company's board based on materially false disclosures made in violation of the proxy rules, place the orderly restructuring of the Company in jeopardy and could not possibly result in any benefit for members who had been determined to be deeply out of the money. No action by the Company or its directors in this regard was in breach of the Companies Act or Irish law generally.

4. The Annual General Meeting of 13 August 2021

BHG makes various assertions as to "electoral fraud" and improper conduct by the directors in respect of the annual general meeting of the Company held on 13 August 2021 (the "AGM").

The AGM was convened in accordance with the Companies Act and the Company's Constitution, including in compliance with the requirements for notice. The votes on all the resolutions set out in the notice of the AGM were conducted by poll, with the votes counted and certified by Broadridge, Inc. The Company is not aware of any ballots being disputed or of any votes cast at the direction of BHG being rejected. The results of the AGM were announced by the Company later on the same date. The Company rejects any allegation of unlawfulness or invalidity in respect of the convening and holding of the AGM.

As BHG is aware, all members on the record date were entitled to vote on each proposal at the AGM. BHG's letter of 7 July 2021 makes great issue of the allegation that BHG was prohibited from exercising such voting rights as it may have had at the AGM. In that regard, we refer BHG to the letter from Latham & Watkins LLP dated 2 August 2021 which confirmed that the Consent Order did not preclude BHG from exercising voting rights at the AGM in respect of shares that BHG owns. This letter was issued allowing ample time for the exercise of such voting rights to which BHG may have been entitled. Despite BHG's concerns regarding the proposals, which it has set out at length in correspondence, BHG did not take any action to prevent the AGM from proceeding as planned. Nor did BHG take any action at any stage to seek clarification or modification regarding the Consent Order from the U.S. Court, the terms of which, in any event, BHG had fully consented to. There was therefore no impediment to BHG exercising such voting rights as it may have been entitled to cast at the AGM.

BHG also makes various allegations regarding the validity of the appointment of the current directors of the Company. Article 81 of the Company's Constitution addresses the contingency where no directors receive sufficient votes to be re-elected at an annual general meeting, specifically providing that the two directors receiving the highest number of votes in favour of their election are deemed to continue in office. As it transpired, the exact contingency provided for in Article 81 came to pass at the AGM, and the provisions of Article 81 were therefore correctly applied by the Company with JoAnn Reid and Carlos Paya continuing in office.

Following the AGM, Ms. Reid and Mr. Paya exercised the powers under Article 105 to appoint the other members of the pre-AGM board as directors. This was done to satisfy the requirement that a large complex business, such as the Company's, should have a board with a diversity of backgrounds and skills (including in respect of accounting, finance, management, business operations, industry knowledge and global markets). Regard was also had to the risks to the orderly implementation of the proposed restructuring of proceeding without a board with a mix of director attributes (compared to a board comprised by Ms. Reid and Mr. Paya alone) and that it was unlikely to be possible to identify appropriately qualified alternative candidates to the pre-AGM board, including candidates acceptable to the relevant stakeholders, during the short time remaining before the anticipated implementation of the reorganisation, and that any such candidates would not have the detailed knowledge of the Company and its business, and the proposed reorganisation, of the proposed additional directors. Regard was also had to the fact that following the implementation of the reorganisation the new shareholders of the Company would wish to reconstitute the board in whole or in part, and that the appointment of the additional directors was therefore likely to be an interim measure pending the completion of the reorganisation. In these circumstances, the exercise of the powers under Article 105 was entirely appropriate and in the best interests of the Company.

BHG's letters also raise a number of other points relating to Irish law which we wish to respond to briefly:

1. BHG makes numerous assertions that the Company has breached section 212 of the Companies Act. These allegations are without any merit. BHG's letter of 20 May 2021 reveals a complete misunderstanding of the purpose and operation of section 212. Section 212 is a mechanism by which a member can apply for relief regarding a complaint that the affairs of the company are being conducted, or that the powers of the directors of the company, are being exercised, inter alia, in a manner oppressive to him. It is for the Irish Court to determine whether relief under Section 212 should be granted, not a shareholder.

2. BHG has asserted that section 1101 of the Companies Act (applying a 5% threshold for the convening of an extraordinary general meeting by members) applies to the Company. This is incorrect because section 1101 only applies to a "traded PLC" and the Company is not such a company; instead, it is section 178 (which applies a 10% threshold for the convening of an extraordinary general meeting) that applies to the Company. It appears that BHG has misunderstood the definition of a "traded PLC", and in so doing has misled investors as to the applicable threshold to convene a meeting. We refer BHG to the definition of a "traded PLC" in section 1099(4) of the Companies Act, as meaning a public limited company whose shares are admitted to trading on a "regulated market" in a Member State of the EU. Section 1000 in turn defines "regulated market" by reference to the definition set out in MiFID II,11 which in turn defines such a market as being one which is authorised under Title III of MiFID II. The Company's shares are not admitted to trading on any such "regulated market". In particular, the Company's shares are not admitted to trading on any regulated market operated by the Frankfurt Stock Exchange and the Company has never made an application for, or otherwise sought admittance to, listing on any market, whether regulated or unregulated, operated by the Frankfurt Stock Exchange. If there have been any historic instances of shares in the Company having been recorded as traded on stock exchanges or trading platforms in the EU as BHG claims (which the Company has not been able to verify), this would have occurred on the unregulated segments of those stock exchanges or trading platforms, which are not regulated markets for the purposes of MiFID II or the Companies Act. While we appreciate that there is some complexity in understanding the definition of a "traded PLC" under the Companies Act, this definition is extremely well understood in the capital markets and the distinction between the regimes that apply to companies listed on regulated markets and those which are not marks an important boundary as to the application of EU securities law (including prospectus law, the regulation of stock exchanges, disclosure obligations and shareholder rights).

3. For the same reasons, BHG's assertions that the Company is in breach of sections 1100, 1101, 1104, 1106, 1107, 1108, 1109 and 1110 of the Companies Act are incorrect because those provisions only apply to "traded PLCs", and therefore do not apply to the Company. In any event, even if those sections did apply to the Company, the Company would not have been in breach of their provisions.

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11 Specifically, Point (21) of Article 4(1) of Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU.

4. BHG's statement that the Company has breached section 175 of the Companies Act is incorrect as the Company has complied with the requirement to convene and hold an annual general meeting within the required statutory time periods.

5. BHG's suggestion that section 680 of the Companies Act is relevant to the current circumstances is incorrect, as that section only applies where a members' voluntary liquidation continues for more than 12 months after the commencement of the winding up, and the

Company is not in a members' voluntary liquidation. The Company has complied with the applicable time period for holding an AGM under section 175 of the Companies Act.

6. BHG's statement that the Company has breached section 1111 of the Companies Act12 is incorrect. The obligation to convene an extraordinary general meeting of the Company, which is determined by reference to the relevant accounts of the Company, has not been triggered. It is incorrect for BHG to suggest that the directors' duties in respect of insolvency, the finding of insolvency by the U.S. Court or the proposal to file for examinership triggers the separate test under section 1111. We refer BHG, in particular, to the audited financial statements of the Company for the fiscal year ended 25 December, 2020, and in particular to the Company's balance sheet set out therein, which clearly demonstrates that the test under section 1111 has not been met.

7. BHG's statement that the Consent Order was "initiated to restrain [the Company's] entire shareholder base (far beyond BHG)"13 is incorrect. The Consent Order was only addressed to BHG and BHG's concert parties. The Consent Order was not binding on any other persons. In this regard, we refer BHG to the terms of the Consent Order which are self-explanatory.

8. BHG's assertion that the Company had entered into the restructuring support agreement dated 10 May 2019 (the "RSA") without "attempting many paths to preserve equity"14 is incorrect. The Company had previously announced a potential spin-off of the speciality generics business in December 2018 intended to preserve equity. Even after the spin-off proposal became unworkable, the Company sought for many months to win creditor support for a reorganisation that would have placed the speciality generics business alone under Chapter 11, thereby preserving member's equity, until developments prevented the implementation of that plan and necessitated the Chapter 11 filing of the Company and its business as a whole.

9. BHG's repeated statements that the Company's current management is seeking to enrich itself with a 10% allocation of the Company's capital is incorrect.15 The reorganisation envisaged by the RSA provides for a management incentivisation plan of up to a maximum of 10% of the Company's post-reorganisation capital, as is common for publicly listed companies, but the grant of awards under this plan will be a matter solely for the board of the Company as it is comprised following the implementation of any reorganisation. That board will be selected by the creditors of the Company who will become the new owners of the Company following the reorganisation. Likewise, the management team of the Company that will be eligible for such awards will themselves be appointed by the post-reorganisation board of the Company. It is therefore incorrect and misleading to characterise this as an award plan for current management.

10. BHG's statement that "virtually no parties support" the RSA is incorrect, as the RSA is supported by 50 U.S. states and territories, counsel for 3,000 municipalities and the holders of over 84% of the guaranteed unsecured notes. Moreover, the Company has recently succeeded in obtaining the support of both official creditors' committees and holders of its outstanding second-lien debt for its plan of reorganisation.

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12 BHG Letter to the Mallinckrodt Board of Directors dated 14 September 2021.

13 BHG Letter to Broadridge, Inc and the Board of Directors dated 7 July 2021.

14 BHG Press Release dated 15 January 2021.

15 BHG Press Release dated 15 January 2021; BHG Letter to Mallinckrodt Shareholders dated 15 January 2021.

11. BHG's various assertions that the Company has undervalued the assets of the Mallinckrodt group in the Chapter 11 proceedings is incorrect and has been rejected by the U.S. Court. We note that the Company's asset and liability position will be further reviewed as part of the proposed examinership process which will be overseen by the Irish Court.

12. BHG's assertion that the Company "pillaged the pot" in respect of payments to management, and BHG's other assertions of improper conduct in respect of management payments16, are rejected and incorrect. In particular, we note that the Company's key employee incentive plan, a common feature for companies undergoing restructuring to focus and incentivise staff during a restructuring process, was and is essential to maintaining the operations of the Mallinckrodt group and was approved by the U.S. Court. Contrary to BHG's assertions, the actions by the Company in no way breach the principles set out in Re Winning Ways Limited.17

13. BHG's numerous allegations of fraud by the Company and/or by its directors and officers, including the claims of fraudulent or unlawful action as referenced in sections 717, 721, 722, 877 or 878 of the Companies Act, are incorrect, completely without any factual basis and absolutely rejected by the Company. We note, in particular, that BHG fails to cite any facts, event or evidence that would even remotely support any of these allegations. Instead, it would appear that BHG applies the allegation of fraud to actions of the Company with which it simply disagrees, regardless of the legal meaning of fraud or fraudulent action.

14. BHG makes various references to the Company having breached its Guide to Business Conduct by taking the proceedings which resulted in the Consent Order.18 Leaving aside the fact that BHG consented to the Consent Order, there is nothing in the Guide to Business Conduct that in any way restricts or prohibits the Company from taking action to ensure compliance with U.S. securities laws and/or prevent the unlawful disruption of the Chapter 11 process.

15. BHG has claimed that the Company improperly waived compliance with its stock ownership guidelines on 3 November 2020 (following the commencement of the Chapter 11 proceedings) under which executive officers were expected to hold shares in the Company to a minimum stated multiple of their base salary. It was entirely appropriate for the board to take this action, as the requirement to hold shares with no objective value would be of no benefit to the Company and would undermine the Company's efforts to retain employees through the restructuring. We also note that the Company's Constitution does not include any minimum shareholding qualification or requirement for directors or other officers, nor is there any such other legal requirement.

16. BHG's statements that StrataGraft® somehow puts the Company into a solvent position and should result in recovery for the members is unsupported by any factual analysis and is incorrect. The value of StrataGraft® is properly reflected in the Company's accounts and BHG's statement is a further example of BHG's attempts to create a misleading and inflated impression of the Company's value.

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16 BHG Letter to the Mallinckrodt Board of Directors dated 20 May 2021.

17 [2020] IEHC 264.

18 BHG Letter to the Mallinckrodt Board of Directors dated 2 August 2021; BHG Letter to the Mallinckrodt Board of Directors dated 7 July 2021.

17. We note BHG's various references19 to a scheme of arrangement to implement the proposed reorganisation of the Company not meeting the criteria in Re Colonia Insurance (Ireland) Ltd.20 and Ballantyne Re plc.21 In respect of the principles set out in those cases, and leaving aside the fact that they addressed the different situation of a Part 9 scheme of arrangement, the Company rejects any suggestion that it has acted other than bona fide, that it has otherwise coerced a minority or that an examinership scheme of arrangement brought in connection with the proposed reorganisation would involve a material oversight or miscarriage. The examiner's proposals for any scheme of arrangement will be subject to the approval of the requisite number of the Company's creditors and thereafter will be a matter for sanction by the Irish Court in accordance with the applicable provisions of the Companies Act. The Company rejects any assertion that the scheme currently in contemplation would breach any of the principles in the cases cited by BHG.

18. We note BHG's reference22 to the English case of Re System Building Services Group Limited23 in the context of the Consent Order, although it is not clear to us which of BHG's arguments it is citing the case in support of. If BHG is suggesting that the case supports the proposition that the directors have a duty to preserve equity value ahead of the interests of creditors in insolvency, that suggestion is incorrect. In fact, that case is authority for the opposite position - i.e. that in insolvency the interests of the creditors become paramount. If BHG is suggesting that the case is authority for there being a prohibition against a company taking proceedings against persons with an interest in its shares, the case makes no such reference and, again, such a suggestion is incorrect. BHG also cites that case in support of the contention that the directors are under an obligation to either hold an auction of the Company's assets and/or hold an auction of the Company's equity, instead of pursuing the proposed reorganisation. Re System Building Services dealt with the very specific situation of directors themselves purchasing property from an insolvent company on off-market terms. The case is not authority for creating a duty or obligation of the directors to hold the type of asset or equity auction which BHG suggests, nor is there any other such legal obligation to do so. On the contrary, having regard to the security over the Company's assets, the duty to preserve assets for creditors and the absence of a mechanism to conduct an equity auction as BHG proposes, there is no avenue for the directors to carry out BHG's proposed course of action lawfully.

To conclude, the Company will be seeking confirmation in the U.S. Courts and subject to same will then pursue an examinership process in Ireland, in each case seeking to protect its interests and for the purposes of implementing the restructuring plan in accordance with Irish law. BHG is entitled to make such representations as it sees fit in this process.

Yours sincerely,

_________________

ARTHUR COX LLP

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19 BHG Letter to the Mallinckrodt Board of Directors dated 2 August 2021; BHG Letter to the Mallinckrodt Board of Directors dated 7 July 2021; BHG Letter to the Mallinckrodt Board of Directors dated 1 June 2021.

20 [2005] IEHC 115.

21 [2019] IEHC 407.

22 BHG Letter to the Mallinckrodt Board of Directors dated 2 August 2021; BHG Letter to the Mallinckrodt Board of Directors dated 7 July 2021.

23 [2020] EWHC 54 (Ch)

Cc (by post):  The Buxton Helmsley Group, Inc.
1185 Avenue of the Americas
Floor 3

New York

NY 10036

Mr Alexander E. Parker

1185 Avenue of the Americas

Floor 3

New York

NY 10036

Broadridge, Inc.

1155 long Island Avenue
Edgewood

N.Y. 11717

United States of America

Office of the Director of Corporate Enforcement

16 Parnell Square

Dublin 1

D01 W5C2

Ireland